
Danske Bank

Office of International Corporate Finance
Securities Exchange Commission
450 5th Street, North West
Washington, D.C. 20549
U.S.A.

Danske Bank
Debt Markets
2-12 Holmens Kanal
DK-1092 Copenhagen K

Tel.:+45 3344 0412

4 June 2003

Fax: 1 202 942 9628


03022443

File No. 82-1263

Danske Bank A/S
Rule 12g-3-2(b) filings

Please find attached a copy of a press release sent to the Copenhagen Stock Exchange today.

Yours faithfully,

DANSKE BANK

Peter Holm Knud Erik Kristensen


Danske Bank

Copenhagen Stock Exchange

Danske Bank
Communications
Holmens Kanal 2 - 12
DK-1092 Copenhagen K
Tel. +45 33 44 00 00

June 4, 2003

Stock Exchange Announcement No. 14/2003

Danske Bank issues
new supplementary capital in euros

Danske Bank has decided to issue a bond loan of € 500 million (approx. DKr 3.7 billion) as supplementary capital. The loan will be issued in the European bond market and listed on the Luxembourg Stock Exchange.

The bond loan has a maturity of 13 years. The coupon prevailing until June 20, 2013, has been fixed at 4.25% p.a. with annual interest payments. The issue price has been fixed at 99.322%.

From June 20, 2013, the bonds will be subject to a variable rate and the coupon will be fixed at the three-month EURIBOR plus a margin of 2.05 percentage points. At the same time the Bank may call the issue at par.

The bonds are issued as part of the ongoing refinancing of the Bank's supplementary capital.

Yours faithfully,
Danske Bank



Steen Reeslev

Contact person:
Henrik Normann, Member of the Executive Committee, tel. +45 33 44 32 00

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RECEPTION OK

TX/RX NO	8612
CONNECTION TEL	+45 33 44 03 85
SUBADDRESS	
CONNECTION ID	DB DEBT MARKETS
ST. TIME	06/04 08:43
USAGE T	00'52
PGS.	2
RESULT	OK